United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

TABLE OF CONTENTS

Production Report

Signatures

Production Report

CVRD — 2004 Production Report

Growing and maximizing assets’ performance — new records

Rio de Janeiro, March 21, 2005 — Companhia Vale do Rio Doce (CVRD) achieved an excellent operational performance last year, reaching new records for the production of iron ore, pellets, manganese ore, ferro-alloys, bauxite, alumina, aluminum and kaolin.

The new records set in 2004 reflect recent investments and efforts to improve the performance of the Company’s assets, aiming at shareholders value creation, while simultaneously meeting the strong global demand.

In the last few years, the Company made various acquisitions that contributed for the improvement of the production of iron ore, pellets and ferro-alloys, which together with the development of greenfield projects — São Luis pelletizing plant, Sossego copper mine, Brucutu and Capão Xavier iron ore mines — and brownfield expansions — increase of iron ore capacity production in Carajás and Southern System, bauxite in Trombetas and aluminum at Albras, and the construction of the third stage of the Alunorte alumina refinery. As a consequence of the efficiency improvement, many units have operated above their nominal capacity levels, contributing for the record production achievement.

2004 Highlights

•	Iron ore — exceeding the level of 200 million tons

Under the US GAAP figures (generally accepted accounting principles in the United States of America), CVRD’s iron ore production amounted to 211.268 million tons in 2004, an increase of 12.0% in relation to the previous year and a new all-time record.

This is the first time that the 200 million tons mark is broken. Last year’s iron ore production represents an increase of 88 million tons comparing to the production level of 2000, of 123.500 million tons.

The three main sites of the Company, Southern System, Carajás and Caemi, registered, each of them, production records in 2004.

Southern System production amounted to 98.813 million tons in 2004, an increase of 5.973 million tons over the previous year. The operations in the Southern System, by themself, already hold third place in the global ranking of iron ore producers.

The production increase in the Minas Centrais complex, of 7.4 million tons, was one of the main determining factors behind the excellent production levels achieved by the Southern System in 2004, more than offsetting the lost caused by the exhaustion of the Capanema mine, wich produced 6.4 million tons in 2003. Brucutu mine, that is also part of the Minas Centrais complex, produced 6.002 million tons last year. Brucutu is one of the largest iron ore deposits of the Southern System and, according to its expansion project, this mine is expect to reach 15 million tons by 2006 and 24 million tons by 2007.

Annual production in Carajás was up by more than 10 million tons compared to 2003, amounting to 69.376 million tons in 2004. Thus, Carajás practically reached its new nominal capacity level of 70 million tons, project concluded in mid 2004, twelve months before originally planned. A new expansion is being developed, which will enable an increase in its annual production capacity to 85 million tons, and is scheduled to be concluded next year.

Production Report

In 2004, production at Caemi reached the impressive figure of 42.344 million tons, a raise of 17.6% compared to 2003. The production ramp-up at the Capão Xavier mine has already been completed and this mine is showing an excellent operational performance, producing at an annualized rate of over 9 million tons per year.

•	Pellets — record for quarterly and annual production

According to the US GAAP concept, which excludes the joint ventures numbers (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco), pellet production in 2004 amounted to 16.259 million tons, a new all-time record for the Company. This represented an increase of 24.4% compared to 2003, and was possible mainly due to the São Luis pelletizing plant, which exceeded its nominal capacity, producing 6.099 million tons last year.

In 2004, CVRD produced 8.217 million tons of blast furnace pellets and 8.042 million tons of direct reduction pellets.

According to BR GAAP figures (generally accepted accounting principles in Brazil), by which the volumes produced by the joint ventures are considered in proportion to CVRD’s equity stake in each venture, production reached 35.313 million tons in 2004, an increase of 13.1% in relation to 2003, thus achieving a new all-time high. From the volume produced last year, 22.233 million tons were blast furnace pellets, while the remainder were direct reduction pellets.

•	Manganese ore and ferro-alloys — new records

Manganese ore production totalled 2.732 million tons in 2004, another record, beating the total production recorded in 2003 by 21.7%. The production expansion of the Azul mine, located in Carajás, from 1.5 to 2 million tons in 2004, was fundamental to reach this figure.

For ferro-alloys, production for the year 2004 amounted to 570,000 tons, the highest in the history of the Company, up 18.5% compared to 2003. RDM, with plants located in Brazil, produced 338,000 tons, RDME, in France, and RDMN, in Norway produced each of them 106,000 tons, and Urucum Mineração, also in Brazil, produced 19,000 tons.

The amount produced last year was composed by, 255,000 tons of manganese ferro-silicon alloys (SiMnFe), 233,000 tons of ferro-manganese high-carbon alloys (HCFeMn), 46,000 tons of ferro-manganese medium-carbon alloys (MCFeMn) and 31,000 tons of other types of alloys. Production of cored wire (special alloys) by RDME amounted to 4,000 tons.

•	Bauxite — quarterly and annual records

At the Trombetas complex, bauxite production rose to a new record, both for the year and for the quarter. Annual production amounted to 16.749 million tons, exceeding production in 2003 by 16.3%, and above MRN’s nominal capacity of 16.3 million tons per year.

Under the BR GAAP concept, production attributable to CVRD is proportional to its equity stake of 40.0% in MRN, being 6.700 million tons in 2004, compared to 5.762 million tons a year earlier.

•	Alumina — production over 2.5 million tons sets a new record

In 2004, the Alunorte refinery produced 2.548 million tons, exceeding its nominal capacity, as well as setting a new record. The volume produced in 2004 was 9.7% higher than in 2003.

Production Report

•	Primary aluminum — new quarterly and annual records

In 2004, a production optimization project was implemented, which through adjustments in operational parameters and the introduction of improvements, allowed the increase of the electric current in the pot lines. This procedure resulted in a new production record, of 435,000 tons, 29,000 tons over the smelter’s nominal production capacity.

•	Copper — 73 thousand tons production

In 4Q04, the rate of copper production in Sossego, which started in 2Q04, accelerated significantly. 30,631 tons was produced, an increase of 40.3% compared to 3Q04. Total production in 2004 amounted to 72.972 tons of copper in concentrate.

•	Potash — Taquari-Vassouras showed an excellent performance

Even facing restrictions due to works on capacity expansion, annual production at Taquari-Vassouras amounted to 638,000 tons, exceeding its nominal capacity of 600,000 tons a year.

More than 90% of the works on the capacity expansion project for the potash mine, which will reach production of 850,000 tons a year, has already been carried out. The works are scheduled for completion in the second half of this year.

•	Kaolin — 2004 record production

In 2004, CVRD’s total kaolin production amounted to 1.210 million tons, exceeding the level produced in 2003, of 1.134 million tons, the former record. PPSA produced 460,000 tons and Cadam, 750,000 tons, volumes never reached before by neither of the companies. Such figures are in great part consequence of marketing efforts, which generated demand for part of PPSA idle capacity.

Production Report

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This communiqué may include declarations that present the Company Management’s expectations in regard to future events or results. All these declarations, when based on future expectations and not on historic facts, involve various risks and uncertainties. The Company cannot guarantee such declarations to be correct. Such risks and uncertainties include factors related to the Brazilian economy and capital markets, which from time to time experience volatility and can be affected by development in other countries — relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature, and relative to the great degree of competitiveness in the industries in which CVRD operates. To obtain additional information about factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Brazilian Securities Commission — CVM and the U.S. Securities and Exchange Commission - SEC, including the Company’s most most recent Form 20F annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 24, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer